Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 23, 2025
TO THE PROSPECTUS DATED APRIL 17, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of August 1, 2025;
•to disclose the calculation of our June 30, 2025 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”)

Portfolio Update

For the month ended June 30, 2025, BREIT’s Class I NAV per share was $13.80 and Class I total return was 0.4% (not annualized).1

On or around August 5, 2025, the Company expects to publish its Q2 2025 Update for stockholders, which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

August 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class S	$13.7931
Class I	$13.8022
Class T	$13.5629
Class D	$13.4691
Class C	$15.4749
The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since June 30, 2025 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2025 along with the immediately preceding month.

1 BREIT’s Class D NAV per share was $13.47, Class S NAV per share was $13.79, Class T NAV per share was $13.56 and Class C NAV per share was $15.47. BREIT’s Class D total return was 0.4%, Class S total return was 0.4%, Class T total return was 0.4%, and Class C total return was 0.4% for June 2025.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2025 ($ and shares in thousands):

Components of NAV	June 30, 2025
Investments in real estate(1)	$99,569,813
Investments in real estate debt	6,233,333
Investments in unconsolidated entities(2)	14,327,349
Cash and cash equivalents	2,065,597
Restricted cash	812,075
Other assets	3,152,231
Mortgage notes, term loans, and revolving credit facilities, net	(60,539,739)
Secured financings on investments in real estate debt	(3,585,679)
Subscriptions received in advance	(124,336)
Other liabilities	(2,508,054)
Accrued performance participation allocation	(88,824)
Management fee payable	(55,634)
Accrued stockholder servicing fees(3)	(13,080)
Non-controlling interests in joint ventures	(6,191,709)
Net asset value	$53,053,343
Number of outstanding shares/units	3,848,160
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $88.2 billion allocable to us and $11.4 billion allocable to third-party joint venture interests in such investments as of June 30, 2025.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of June 30, 2025, our allocable share of the gross real estate asset value held by such entities was $32.0 billion.
(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2025, the Company has accrued under GAAP $0.5 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2025 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$17,606,364	$29,026,172	$515,701	$1,790,353	$47,378	$4,067,375	$53,053,343
Number of outstanding shares/units	1,276,460	2,103,003	38,023	132,923	3,062	294,689	3,848,160
NAV Per Share/Unit as of June 30, 2025	$13.7931	$13.8022	$13.5629	$13.4691	$15.4749	$13.8022
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.3%	5.4%
Industrial	7.5%	5.6%
Net Lease	6.8%	5.6%
Hospitality	10.8%	9.1%
Data Centers	7.8%	6.1%
Self Storage	8.3%	6.5%
Office	7.8%	5.6%
Retail	7.9%	6.4%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.7%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.5)%	(1.7)%	(1.8)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.7%	+1.5%	+0.8%	+2.2%	+3.2%	+2.4%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.5)%	(1.4)%	(0.7)%	(2.1)%	(2.9)%	(2.3)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2025 ($ and shares in thousands):

Components of NAV	May 31, 2025
Investments in real estate(1)	$100,245,874
Investments in real estate debt	6,345,872
Investments in unconsolidated entities(2)	13,726,108
Cash and cash equivalents	2,192,879
Restricted cash	833,999
Other assets	3,360,565
Mortgage notes, term loans, and revolving credit facilities, net	(61,111,282)
Secured financings on investments in real estate debt	(3,643,305)
Subscriptions received in advance	(138,823)
Other liabilities	(2,436,032)
Accrued performance participation allocation	(55,651)
Management fee payable	(55,652)
Accrued stockholder servicing fees(3)	(13,593)
Non-controlling interests in joint ventures	(6,148,027)
Net asset value	$53,102,932
Number of outstanding shares/units	3,853,342
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $88.9 billion allocable to us and $11.3 billion allocable to third-party joint venture interests in such investments as of May 31, 2025.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of May 31, 2025, our allocable share of the gross real estate asset value held by such entities was $30.9 billion.

(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2025, the Company has accrued under GAAP $0.5 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2025 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$17,690,872	$29,035,966	$534,325	$1,796,784	$47,161	$3,997,824	$53,102,932
Number of outstanding shares/units	1,283,099	2,104,563	39,409	133,443	3,061	289,767	3,853,342
NAV Per Share/Unit as of May 31, 2025	$13.7876	$13.7967	$13.5583	$13.4649	$15.4084	$13.7967
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 967,444,112 shares of our common stock (consisting of 353,499,078 Class S Shares, 479,497,087 Class I Shares, 17,629,951 Class T Shares, and 116,817,996 Class D Shares) in the primary offering for total proceeds of $14.2 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 240,088,613 shares of our common stock (consisting of 103,380,423 Class S Shares, 114,639,986 Class I Shares, 4,930,302 Class T Shares, and 17,137,902 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $3.5 billion. As of June 30, 2025, our aggregate NAV was $53.1 billion. We intend to continue selling shares in the Offering on a monthly basis.